As filed with the Securities and Exchange Commission May 8, 2001
                                                           File No. 70-9861


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1
                                     TO
                                  FORM U-1
                          APPLICATION/DECLARATION
                                 UNDER THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                    -----------------------------------

                      Great Plains Energy Incorporated
              (and subsidiaries identified on signature page)
                             1201 Walnut Street
                        Kansas City, Missouri 64106

         (Names of companies filing this statement and addresses of principal executive offices)
                    -----------------------------------

                     Great Plains Energy Incorporated*

               (Name of top registered holding company parent
                      of each applicant or declarant)
                    -----------------------------------

                            Bernard J. Beaudoin
                          Chief Executive Officer
                      Great Plains Energy Incorporated
                             1201 Walnut Street
                        Kansas City, Missouri 64106
                    -----------------------------------

   The Commission is requested to mail copies of all orders, notices and other communications to:

 William G. Riggins, Esq.                        Nancy A. Lieberman, Esq.
 General Counsel                                 W. Mason Emnett, Esq.
 Kansas City Power & Light Company               William C. Weeden
 1201 Walnut Street                              Skadden, Arps, Slate,
 Kansas City, Missouri  64106                    Meagher & Flom LLP
                                                 1440 New York Avenue, N.W.
                                                 Washington, D.C. 20008


*Great Plains Energy Incorporated will register as a public utility holding company upon completion of the reorganization described in Item 1 of this Application/Declaration.


                                          TABLE OF CONTENTS
Item 1.  Description of the Proposed Transaction....................................................2
         A.  Description of the Applicants..........................................................2
                  1.  KCPL .........................................................................2
                  2.  Nonutility Subsidiaries.......................................................5
         B.  Capitalization of KCPL and its Subsidiaries............................................9
         C.  Reasons for the Reorganization........................................................12
         D.  Description of the Reorganization.....................................................13
         E.  Post-Reorganization Financing.........................................................14
                  1.  External Financing...........................................................15
                  2.  Guarantees and Other Forms of Credit Support.................................22
                  3.  Hedging Transactions.........................................................23
         F.  Other Financing Transactions..........................................................24
                  1.  Changes in Capital Stock of Subsidiaries.....................................25
                  2.  Financing Subsidiaries.......................................................25
                  3.  Intermediate Subsidiaries....................................................26
                  4.  Payment of Dividends out of Capital and Unearned Surplus.....................30
         G.  Intrasystem Service Arrangements......................................................31
         H.  Certificates of Notification..........................................................32

Item 2.  Fees, Commission and Expenses.............................................................33

Item 3.  Applicable Statutory Provisions...........................................................34
         A.  General...............................................................................34
         B.  Compliance with Rules 53 and 54.......................................................34

Item 4.  Regulatory Approvals......................................................................35

Item 5.  Procedure.................................................................................36

Item 6. Exhibits and Financial Statements..........................................................36
         A.  Exhibits..............................................................................36
         B.  Financial Statements..................................................................37

Item 7.  Information as to Environmental Effects...................................................38


               Introduction and Request for Commission Action

         Kansas City Power & Light Company ("KCPL"), a Missouri corporation, is a public utility company currently not subject to the jurisdiction of the Commission pursuant to the Public Utility Holding Company Act of 1935, as amended (the "Act"). Pursuant to a corporate reorganization (the "Reorganization"), KCPL proposes to adopt a new corporate structure in which KCPL will become a wholly-owned subsidiary of a newly formed holding company. Specifically, KCPL will form a new subsidiary, Great Plains Energy Incorporated, a Missouri corporation ("Great Plains Energy"), which in turn will form another new subsidiary, KC Merger Sub Incorporated, a Missouri corporation ("NewCo"). KCPL then will merge with and into NewCo, with KCPL as the surviving corporation, resulting in KCPL becoming a wholly-owned subsidiary of Great Plains Energy. Finally, KCPL will dividend up to Great Plains Energy two of KCPL's nonutility subsidiaries, KLT Inc. and Great Plains Power, Inc., such that they also become wholly-owned subsidiaries of Great Plains Energy. Following completion of the Reorganization, Great Plains Energy will register as a public utility holding company pursuant to Section 5 of the Act. (KCPL, Great Plains Energy, and the other KCPL subsidiaries identified on the signature page are collectively referred to herein as the "Applicants.")

         This Application/Declaration seeks authorization and approval with respect to certain on-going financial activities of Great Plains Energy and its subsidiaries following completion of the Reorganization and the approval of certain affiliate arrangements and other related matters. To the extent necessary, Great Plains Energy also requests the Commission make findings under Section 11(b)(1) of the Act that (i) the electric utility system of Great Plains Energy constitutes an "integrated" electric utility system within the meaning of Section 2(a)(29) of the Act and (ii) the nonutility operations of Great Plains Energy and its subsidiaries may be retained. Finally, Great Plains Energy requests Commission authorization pursuant to Section 9(a)(1) for KCPL and Great Plains Energy to engage in certain leasing transactions and authorization pursuant to Sections 12 and 13 for certain intrasystem transactions.


Item 1.  Description of the Proposed Transaction

A.   Description of the Applicants

         1.    KCPL

               KCPL is an electric utility company engaged in the generation, transmission, distribution, and sale of electric energy in Missouri and Kansas. KCPL owns approximately 3,700 MW of generation and provides retail electric service to approximately 467,000 customers in Kansas and Missouri, serving retail customers in the region in and around the Kansas City metropolitan area.(1) The Restated Articles of Consolidation and By-laws of KCPL are attached hereto at Exhibits A-1 and A-2, respectively. A map showing the service area of KCPL also is provided at Exhibit E-1.

---------------------
1 KCPL also engages in limited gas brokering activities, as permitted under Rule 58(b)(v).


               KCPL is subject to the regulatory jurisdiction of the Missouri Public Service Commission ("MPSC") and the Corporation Commission of the State of Kansas ("KCC") with respect to its retail operations. KCPL also is subject to regulation of the Federal Energy Regulatory Commission (the "FERC") with respect to its wholesale and transmission-related operations and the Nuclear Regulatory Commission (the "NRC") with respect to licensing and operation of its nuclear generating units.

               For the year ended December 31, 2000, KCPL had consolidated operating revenues of approximately $1.1 billion, resulting in a net income of approximately $159 million. For the year ended December 31, 2000, KCPL derived $952 million of its operating revenues from regulated sales of electricity and electric transmission service. At December 31, 2000, KCPL had consolidated total assets of approximately $3.3 billion, including approximately 1,700 miles of transmission lines, approximately 8,900 miles of overhead distribution lines, and approximately 3,400 miles of underground distribution lines.

               The KCPL system constitutes an "integrated" electric utility system within the meaning of Section 2(a)(29)(B) of the Act.(2) KCPL serves a single intercon nected region surrounding the Kansas City metropolitan area. All of the operations of KCPL, including customer billing, call center operations, equipment operations and maintenance, and electricity purchasing, among others, are planned and conducted on a central, system-wide basis. The principal executive offices of KCPL are located in Kansas City, Missouri. As described below, KCPL is subject to regulation with respect to rates, service, and other matters in both of the jurisdictions in which it operates. Accordingly, the Commission should find that the area or region served by the Company is not so large as to impair the advantages of efficient operation, localized management and effectiveness of regulation.

---------------------
2 Under Section 2(a)(29)(A) of the Act, an integrated gas utility system is defined to mean:
               a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physi cally interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation . . . .


               KCPL currently leases certain utility assets for use in providing electric service within its service territory. Two of these leases are for transmission assets, and one lease is for a combustion turbine. The first transmission line lease is with Kansas Gas and Electric Company, a wholly-owned subsidiary of Western Resources, Inc., for the Wolf Creek/LaCygne transmission line pursuant to a tariff on file with the FERC. Commitments under this lease total $1.9 million per year through September 2025, unless the lease is otherwise cancelled. The second transmission line lease is with Associated Electric Cooperative, Inc. for KCPL's share of certain Joint Facilities, as defined in the Coordinating Agreement by and among Associated Electric Cooperative, Inc., Kansas City Power & Light Company, St. Joseph Light & Power Company, Nebraska Public Power Distric, Omaha Public Power District, City of Lincoln and Iowa Power Inc. for the Cooper - Fairport - St. Joseph 345 Kilovolt Interconnection. KCPL also makes payments to St. Joseph Light & Power for certain Joint and Terminal Facilities related to the Cooper - Fairport - St. Joseph 345 Kilovolt Interconnection. The total of all payments is less than $0.5 million per year. Payments associated with this second lease also are made pursuant to a tariff on file with the FERC. Finally, the combustion turbine lease is with First Security Bank, N.A. as Owner Trustee which expires in October 2001, unless extended by mutual agreement of KCPL and the lessor. This lease also may be extended through the execution of alternative leasing arrangements with other nonaffiliated parties replacing First Security Bank as Owner Trustee.

               KCPL also leases from nonaffiliates a number of railcars for the purpose of delivering fuel to KCPL's electric generating plants. When these railcars are not being used by KCPL for its fuel deliveries, KCPL subleases them to other utilities for purposes of fuel deliveries. Certain of these subleases are made pursuant to a Unit Train Exchange Agreement, which effectively aggregates the equipment of participating plant owners to create a pool of available train equipment at any one particular time. Charges for using another plant owners' equipment are assessed at a market specified price on a trip-by-trip basis.(3) In 1998, KCPL also entered into a sublease for 220 steel railcars for the remaining five years of a 15 year lease in order to accelerate the acquisition of more economical aluminum railcars.

---------------------
3 The Commission has authorized subsidiaries of registered holding companies to offer nonassociates equipment and facilities acquired for their own pur poses during periods of nonutilization. See Indiana & Michigan Electric Co., Holding Co. Act Release No. 24039 (Mar. 4,
     1986) (use of coal transporta tion equipment); Ohio Power Co., Holding Co. Act Release No. 25427 (Dec. 11, 1991) (railcar repair service).

               In addition, KCPL holds contracts for delivery of five combustion turbines. Following the Reorganization, KCPL may transfer these contracts to Great Plains Power, an exempt wholesale generator ("EWG") affiliate described below. In the alternative, KCPL may transfer these contracts to nonaffiliated parties that, in turn, would lease the delivered turbines to KCPL or Great Plains Power for use in Great Plains Power's EWGs. In either case, since the turbines will be used in eligible facilities within the meaning of Section 32 of the Act, the turbines will not be utility assets within the meaning of Section 2(a)(18) of the Act.

               To the extent any of these activities or leases require approval of the Commission pursuant to Section 9(a)(1), Section 12, Section 13, or any other Section of the Act or rules thereunder, request for such authorization is hereby made.

         2.    Nonutility Subsidiaries

               In addition to its regulated utility operations, KCPL wholly-owns the following Nonutility Subsidiaries:(4) WYMO Fuels, Inc., a Missouri corporation ("WYMO"); Home Service Solutions, Inc., a Missouri corporation ("Home Service"); KCPL Receivable Corporation, a Delaware corporation ("KCPL Receivable"); KLT Inc., a Missouri corporation ("KLT"); and Great Plains Power, Incorporated, Missouri corporation ("Great Plains Power").(5) During the Reorganization, KCPL will dividend up to Great Plains Energy its interests in KLT and Great Plains Power, which will become wholly-owned subsidiaries of Great Plains Energy. KCPL Receivable will remain a wholly-owned subsidiary of KCPL, as will WYMO and Home Service until they are dissolved or otherwise disposed of, as discussed below. To the extent required, KCPL requests the Commission determine that all of the direct and indirect Nonutility Subsidiaries described herein are retainable under the standards of Section 11(b)(1) of the Act.

---------------------
4    As used in this Application/Declaration, the term Nonutility
     Subsidiaries means (i) each of the existing nonutility subsidiaries of KCPL and their respective subsidiaries and (ii) after Great Plains Energy registers as a public utility holding company pursuant to
     Section 5 of the Act, any direct or indirect nonutility company acquired or formed by Great Plains Energy or its nonutility subsidiaries in a transaction that has been approved by the Com mission or otherwise exempt under the Act or rules thereunder.

5 As described above, KCPL also has formed Great Plains Energy, which in turn will form NewCo. Great Plains Energy and NewCo are held by KCPL exclusively for the purpose of effectuating the Reorganization.

               For the year ended December 31, 2000, KCPL reported consolidated operating revenues of $1.1 billion, of which approximately $952 million (85%) were derived from regulated sales of electricity and electric transmission service and approximately $164 million (15%) were derived from activities of the Nonutility Subsidiaries. Applicants request that investments in Nonutility Subsidiaries prior to the date of the Reorganization be disregarded for purposes of calculating the dollar limitation placed on Great Plains Energy for such investments under Rule 58.(6)

---------------------
6 The Commission previously has determined that it is appropriate to disregared existing investments in "energy-related companies" of to-be registered holding companies for purposes of Rule 58, as such companies were not subject to the restrictions of Section 11(b)(1) at the time such investments were made. See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997); Dominion Resources, Inc., Holding Co. Act Release No. 27113 (Dec. 15, 1999).


               a.   WYMO

               WYMO was established to acquire and develop coal properties in Wyoming, but is in the process of divesting its assets, upon consummation of which WYMO will be dissolved.

               b. Home Service

               Home Service is an intermediate holding company that owns a 100 percent interest in Worry Free Services, Inc., which assists residential customers in obtaining financing primarily for heating and air conditioner equipment,(7) and a 49.4 percent interest in R.S. Andrews Enterprise, Inc., a consumer services company. Home Service currently is in the process of divesting R.S. Andrews. It is anticipated that following the divestiture of R.S. Andrews, Home Service will be sold or otherwise disposed of.

---------------------
7    See Rule 58(b)(1)(iv).

               c. KCPL Receivable

               In 1999, KCPL entered into a revolving agreement to sell all of its right, title and interest in the majority of its customer accounts receivable to KCPL Receivable, a special purpose entity established to purchase customer accounts receivable from KCPL.(8) Accounts receivable sold under the agreement totaled $108.2 million at December 31, 2000.

---------------------
8 See CP&L Energy, Inc., Holding Co. Act Release No. 27284 (2000); Central and South West Corporation, Holding Co. Act Release No. 23578 (Jan. 22, 1985).

               d.  KLT

               KCPL consolidates the majority of its nonutility business ventures in KLT, an intermediate holding company.(9) KLT's subsidiaries, described below, primarily engage in energy-related services and natural gas development.(10)

---------------------
9 The Commission has authorized registered holding companies to form and capitalize intermediate nonutility subsidiaries to act as holding companies over other nonutility subsidiaries. See, e.g., The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000); Exelon Corp., Holding Company Act Release No. 27256 (Oct. 19, 2000).

10   KLT also wholly-owns Energetechs, Inc., which currently is inactive.


o KLT Investments Inc. ("KLT Investments") invests, as a limited partner, in affordable housing partnerships that provide tax benefits to the consolidated group. KLT Investments's portfolio consists of interests in over 700 affordable housing projects and approximately 47,000 rental units located in 46 states, the District of Columbia and Puerto Rico.(11)

---------------------
11 The Commission has authorized similar investments by registered holding companies in a number of cases, most recently in Nisource Inc., Holding Co. Act Release No. 27263 (Oct. 30, 2000) ("Nisource").

o KLT Investments Inc. II ("KLT Investments II") pursues passive investments in community, economic development and energy-related opportunities, primarily through venture capital funds. KLT Investments II is also a 25% owner of a company that bought and renovated a historic hotel in downtown Kansas City (now the Kansas City Marriott hotel).912)

---------------------
12 These investments are consistent with recent SEC orders describing "good citizen" investments and Rule 58 type investments. See, e.g., Nisource, supra; Ameren Corp., Holding Co. Act Release No. 26809 (Dec. 30, 1997).


o KLT Energy Services Inc. ("KLT Energy Services") and its subsidiaries invest in companies which provide products and services to customers to control the amount, cost and quality of electricity to commercial and industrial customers, provide demand-side management services, power supply coordination (including purchasing electricity at wholesale for resale to end users), gas management, energy consulting, generation optimization (such as scheduling and dispatching generation) and wholesale marketing services.(13)

---------------------
13 KLT Energy Services and each of its subsidiaries are energy-related compa nies within the meaning of Rule 58.

o KLT Gas Inc. ("KLT Gas") owns and operates interests in oil and gas producing properties and invests in companies which in turn own and operate interests in oil and gas producing properties, some of which are in or near KCPL's retail electric service territory. KLT Gas' primary focus is on coal bed methane producing properties, but also has a 50% working interest in natural gas producing properties in south Texas. KLT Gas and the companies in which it invests produce and gather gas, which is then transported on third-party pipelines and sold at wholesale. KLT Gas and its investments do not own interstate pipelines or local distribution facilities, and do not sell gas at retail. KLT Gas also owns FAR Gas Acquisitions Corporation, which holds limited partnership interests in coal bed methane gas well properties.(14)

---------------------
14   See Rule 58(b)(ix).

o KLT Telecom Inc. ("KLT Telecom") pursues investment opportunities in telecommunications and wireless technology. KLT Telecom is a 83% owner of Digital Teleport, Inc., a St. Louis based competitive access provider and inter-exchange carrier, which is developing a national fiber optic network.(15)

---------------------
15   KLT Telecom will qualify as an exempt telecommunications company under
     Section 34 of PUHCA.

               e. Great Plains Power

               KCPL recently created Great Plains Power, a wholly-owned subsidiary, to hold interests in EWGs acquired after the reorganization.16 Great Plains Power currently has no assets.

---------------------
16 Under Section 32 of the Act and rules thereunder, registered holding compa nies are authorized to acquire interests in EWGs.

B.   Capitalization of KCPL and its Subsidiaries

               As of December 31, 2000, KCPL had issued 61,908,726 shares of common stock without par value. KCPL held 60,841 shares as of December 31, 2000 of its common stock to be used for future distribution resulting in 61,847,885 shares of common stock outstanding. In addition, as of December 31, 2000, KCPL has issued and outstanding five series of preferred stock: 100,000 shares of 3.80% cumulative preferred stock, $100 par value; 100,000 shares of 4.50% cumulative preferred stock, $100 par value; 70,000 shares of 4.20% cumulative preferred stock, $100 par value; 120,000 shares of 4.35% cumulative preferred stock, $100 par value; and, 6,357 shares of 4.00% cumulative redeemable preferred stock, $100 par value.(17) KCPL's common stock and three of the five series of KCPL's preferred stock are listed for trading on the New York Stock Exchange.

---------------------
17 One series of KCPL's preferred stock - the 4.00% cumulative preferred stock - will be redeemed prior to or in connection with consummation of the Reorganization. As of December 31, 2000, 5,734 of the 6,357 outstanding shares were held by KCPL to meet future sinking fund requirements.

               KCPL has three business trusts formed under the laws of the State of Delaware (KCPL Financing I, II, and III). These trusts exist for the sole purpose of issuing Trust Originated Preferred Securities (TOPrs) and investing the proceeds in an equivalent amount of Junior Subordinated Deferrable Interest Debentures of KCPL. In 1997, KCPL Financing I (the "Trust") issued $150,000,000 of 8.3% preferred securities. The sole asset of the Trust is the $154,640,000 principal amount of 8.3% Junior Subordinated Deferrable Interest Debentures, due 2037, issued by KCPL. The terms and interest payments on these debentures correspond to the terms and dividend payments on the preferred securities. KCPL deducts these payments for tax purposes. KCPL may elect to defer interest payments on the debentures for a period up to 20 consecutive quarters, causing dividend payments on the preferred securities to be deferred as well. In case of a deferral, interest and dividends will continue to accrue, along with quarterly compounding interest on the deferred amounts. KCPL may redeem all or a portion of the debentures after March 31, 2002. If KCPL redeems all or a portion of the debentures, the Trust must redeem an equal amount of preferred securities at face value plus accrued and unpaid distributions. The back-up undertakings in the aggregate provide a full and unconditional guarantee of amounts due on the preferred securities. Further information regarding these securities can be found in the Form S-3 filed on December 18, 1996, attached hereto at Exhibit C-1 and incorporated by reference.

               KCPL is authorized to issue mortgage bonds under the General Mortgage Indenture and Deed of Trust dated December 1, 1986, as supplemented. This indenture creates a mortgage lien on substantially all utility plant. As of December 31, 2000, mortgage bonds secured $444.8 million of medium-term notes and revenue refunding bonds. KCPL is prohibited from issuing additional general mortgage bonds while its unsecured medium-term notes are outstanding and remain unsecured. Further information regarding this mortgage can be found in the Form 10-K for KCPL, attached hereto at Exhibit G-1.

               During 2000, KCPL issued $200 million of unsecured, floating rate medium-term notes and $250 million of unsecured senior notes. KCPL is authorized to issue an additional $150 million of debt securities under its shelf registration statement dated November 21, 2000, which is attached hereto at Exhibit C-2 and incorporated by reference.

               During 2000, KLT renegotiated its existing $125 million bank credit agreement collateralized by the capital stock of KLT's direct subsidiaries from short-term to a three-year revolving credit agreement that matures in 2003. At December 31, 2000, KLT had repaid amounts borrowed during 2000 under the new agreement.

               The affordable housing notes at KLT Investments are collateralized by the affordable housing investments. Most of the notes also require the greater of 15% of the outstanding note balances or the next annual installment to be held as cash, cash equivalents or marketable securities.

               Short-term borrowings consist of funds borrowed from banks or through the sale of commercial paper as needed. As of December 31, 2000, KCPL has $55.6 million of commercial paper outstanding. KCPL has short-term bank lines of credit totaled $255 million with nine banks under minimal fee arrangements as of December 31, 2000. KCPL also has a 364-day revolving credit loan facility for up to $190 million to provide liquidity support for the remarketing of KCPL's Environmental Improvement Revenue Refunding Bonds.

               As of December 31, 2000, KCPL had entered into two interest rate swap agreements to limit the interest rate on $30 million of long-term debt. The swap agreements mature in 2001 (unless otherwise extended, at the option of the counterparty, for an additional two years) and effectively fix the interest rate to a weighted-average rate of 3.88%. In 2000, KCPL also entered into three interest rate cap agreements to limit the exposure to increases in the interest rate on the $200 million of unsecured medium-term notes. The cap agreements mature in 2002. These swap and cap agreements are with highly rated financial institutions and simply limit KCPL's exposure to increases in interest rates. They do not subject KCPL to any material credit or market risks. The fair value of these agreements is immaterial and is not reflected in the financial statements. Although derivatives are an integral part of KCPL's interest rate management, the effect on interest expense for each of the last three years was not material.

               Set forth in the table below is a summary of KCPL's consolidated capital structure as of December 31, 2000:

                                $ (In Thousands)      %

Common Stock Equity               $  921,352       40.03%

Preferred Stock Equity            $   39,062        1.70%

Company-obligated Mandatory
Redeemable Preferred Securities   $  150,000        6.52%

Long-term Debt *                  $1,135,492       49.33%

Short-term Debt                   $   55,600        2.42%

TOTAL:                            $2,301,506      100.00%

* includes current maturities on long-term debt

               Great Plains Energy is authorized under its Articles of Incorporation, attached hereto at Exhibit A-3, to issue 150,000,000 shares of common stock, without par value ("Common Stock") and 390,000 shares of cumulative preferred stock, $100 par value ("Preferred Stock"). Approximately 62 million shares of Great Plains Energy Common Stock and the 390,000 shares of Great Plains Energy Preferred Stock will be issued in the one-to-one exchange of shares contemplated by the Reorganization.(18) As described in Item 1.E. below, following the Reorganization Great Plains Energy intends to establish financing arrangements of its own, which will be used primarily to fund the operations of and investments in unregulated subsidiaries.

---------------------

18 Great Plains Energy also is authorized t o issue 1,572,000 shares of cumula tive no par preferred stock without par value and 11,000,000 shares of preference stock without par value. As of December 31, 2000, there were no shares of cumulative no par preferred stock or preference stock issued and oustanding. To the extent such shares may be issued by KCPL prior to the date of the Reorganization, Great Plains Energy requests authority to issue corresponding shares of no par preferred stock and preference stock as necessary to consummate the one-to-one exchange of shares.

C.       Reasons for the Reorganization

               KCPL is undertaking the Reorganization in response to the dramatic changes that occurred in the wholesale electric power market during the 1990s, i.e., the emergence of unregulated competitive generators, open access to the nation's transmission grid, and the appearance of competitive retail electricity markets in a significant percentage of the country. KCPL recognizes it must change the way it does business to be successful in this new marketplace. KCPL believes that in this new environment, its greatest opportunities for success lie in the competitive generation markets. Indeed, its survival as a stand-alone family of companies may depend on its success in this arena.

               The proposed Reorganization will facilitate this success by distancing Great Plains Power competitive generation ventures from KCPL's traditional utility operations and thus placing Great Plains on an equal footing with the competitive operations of other utility holding companies. This will provide Great Plains with significant benefits, including access to additional markets and greater flexibility and speed in pursuing business opportunities. Great Plains will be able to take advantage of market-based prices, capture and keep savings from improved asset management, explore strategic partnerships to gain efficiencies, evaluate selected merchant generation development and joint ventures, and expand affiliate relationships. KCPL believes that the benefits resulting from operating in this environment will allow Great Plains quickly to build a significant portfolio of competitive generation facilities. Finally, the Reorganization provide similar benefits to KLT's energy related and other operations by giving them flexibility in responding to changing market conditions.

D.   Description of the Reorganization

               As described above, the Reorganization will be accomplished through (i) the merger of KCPL with and into NewCo, with KCPL as the surviving corporation and (ii) a dividend up to Great Plains Energy of KCPL's interests in KLT and Great Plains Power. An organizational chart showing all of Great Plains Energy's direct and indirect investments in active subsidiaries following consummation of the Reorganization is provided at Exhibit E-2. The Reorganization will be governed by an Agreement and Plan of Merger, to be entered into between KCPL, Great Plains Energy, and NewCo (the "Reorganization Agreement"), attached hereto at Exhibit B-1. The Reorganization Agreement is subject to approval of the FERC, NRC, MPSC and KCC, as well as the Federal Communications Commission (the "FCC") with regard to the transfer of certain licenses.

               Under the Reorganization Agreement, KCPL's common shareholders will receive one share of Great Plains Energy Common Stock in exchange for each KCPL common share held immediately prior to the effective date of the Reorganization, and KCPL's preferred shareholders will receive one equivalent share of Great Plains Energy Preferred Stock in exchange for each KCPL preferred share held immediately prior to the effective date of the Reorganization.(19) The common shares of KCPL will cease to be listed and traded on the New York Stock Exchange and the Common Stock of Great Plains Energy will be listed and traded instead. Similarly, three series of Great Plains Energy Preferred Stock will replace the equivalent three series of KCPL preferred shares currently listed and traded on the New York Stock Exchange, with the Great Plains Energy Preferred Stock being listed and trade on the New York Stock Exchange in their place. Except for the common shares and preferred shares of Great Plains Energy, no securities will be issued to implement the Reorganization. All existing KCPL debt obligations will remain obligations of KCPL after the Reorganization is consummated.

---------------------
19 Thus, upon consummation of the share exchange, (i) all of KCPL's common shares will be held by Great Plains Energy, (ii) KCPL will have no preferred shares outstanding, (iii) all of Great Plains Energy's common shares will be held by the former KCPL common shareholders, and (iv) all of Great Plains Energy's preferred shares will be held by the former KCPL preferred share holders (with the exception of the 4.00% cumulative preferred stock to be redeemed).

E.       Post-Reorganization Financing

               Applicants request authority, to the extent such transactions are not otherwise exempt under the Act, for: (i) a program of external financing; (ii) intrasystem credit support arrangements; and (iii) interest rate hedging measures. Applicants are requesting approval for each of the proposals contained herein for the period through December 31, 2004 (the "Authorization Period"). The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including: (i) financing, in part, investments by and capital expenditures of Great Plains Energy and its subsidiaries;
(ii) funding of future investments in any exempt wholesale generator ("EWG"), foreign utility company ("FUCO"), exempt telecommunications company ("ETC"), or energy-related or gas-related company within the meaning of Rule 58 ("Rule 58 Company"); (iii) the repayment, redemption, refunding or purchase by Great Plains Energy or any Subsidiary of its own securities; and, (iv) financing working capital requirements of Great Plains Energy and its Subsidiaries and for any other lawful corporate purposes.

               The Applicants represent that no financing proceeds will be used to acquire the securities of or other interest in any company unless such acquisition has been approved by the Commission in this proceeding, in a separate proceeding, or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. Great Plains Energy states that the aggregate amount of proceeds of financing and guarantees approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to Great Plains Energy's "aggregate investment" in all such entities at any point in time, exceed 50% of Great Plains Energy's "consolidated retained earnings," as those terms are defined in Rule 58. Further, Great Plains Energy represents that proceeds of financing and guarantees utilized to fund investments in Rule 58 Companies following registration by Great Plains Energy will be subject to the limitations of that Rule. Applicants represent that they will not seek to recover through higher rates to KCPL's customers losses attributable to any operations of its Nonutility Subsidiaries. Finally, Great Plains Energy and KCPL commit to maintain their common equity, as reflected in the most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, at or above 30% of capitalization.

         1.    External Financing

               a.  Great Plains Energy

               Great Plains Energy proposes to issue and sell from time to time Common Stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities. In addition, as part of the one-to-one share exchange, Great Plains Energy also proposes to issue a limited amount of Preferred Stock upon consummation of the Reorganization. The aggregate amount of all such securities issued during the Authorization Period will not exceed $450 million.

Common Stock

               Great Plains Energy proposes to issue and sell Common Stock pursuant to underwriting agreements of a type generally standard in the industry. Common Stock may be issued pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such Common Stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets. Great Plains Energy also proposes to issue stock options, performance shares, stock appreciation rights ("SARs"), warrants, or other stock purchase rights that are exercisable for Common Stock and to issue Common Stock upon the exercise of such options, SARs, warrants, or other stock purchase rights.

               Great Plains Energy may issue and sell Common Stock through underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Great Plains Energy) or directly by one or more underwriters acting alone. Common Stock may be sold directly by Great Plains Energy or through agents designated by Great Plains Energy from time to time. If dealers are utilized in the sale of Common Stock, Great Plains Energy will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Great Plains Energy may grant the underwriters thereof a "green shoe" option permitting the purchase from Great Plains Energy at the same price additional shares then being offered solely for the purpose of covering over-allotments.

               Great Plains Energy also requests authority to issue Common Stock, performance shares options, SARs, warrants or other stock purchase rights exercisable for Common Stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other existing companies Great Plains Energy is seeking to acquire, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder. If Common Stock or other securities linked to Common Stock is used as consideration in connection with any such authorized or exempt acquisition, the market value of the Common Stock on the day before closing of the acquisition, or the average high and low market prices for a period prior to the closing, as negotiated by the parties, will be counted against the proposed $450 million limitation on financing.(20)

---------------------
20 The Commission previously has approved the issuance of common stock as consideration for assets or securities of other companies acquired in autho rized or exempt transactions. See, e.g., Interstate Energy Corp., Holding Co. Act Release No. 27069 (Aug. 26, 1999); SCANA Corp., Holding Co. Act Release No. 27137 (Feb. 14, 2000).

               In addition, each of the employee and director compensation plans which provide for investment in KCPL common stock, as in effect immediately prior to the Reorganization, will be amended to provide for the issuance of Great Plains Energy Common Stock instead of KCPL common stock. Currently, KCPL maintains the following employee and director stock plans (the "Stock Plans"):

o The Dividend Reinvestment and Direct Stock Purchase Plan, which offers common shareholders, employees and directors of KCPL and its subsidiaries the opportunity to purchase shares of KCPL's common stock by reinvesting dividends and/or making optional cash payments. A full statement of the current provisions of the Dividend Reinvestment and Direct Stock Purchase Plan is included in the Registration Statement on Form S-3 in File No. 33-51799 (Exhibit H-1 hereto).

o The Employee Savings Plus Plan, which is a defined contribution plan qualified under Section 401 of the Internal Revenue Code. Contributions to the plan will be matched by a KCPL contribution in cash, KCPL common stock, or a combination thereof, of an amount, up to three percent of the employee's compensation for any payroll period, equal to 50% of the amount contributed. A full statement of the current provisions of the Employee Savings Plus Plan is included in the Registration Statement on Form S-8 in File No. 33-17403 (Exhibit H-2 hereto).

o The Long-Term Incentive Plan, which provides for granting to certain eligible employees of KCPL and its subsidiaries incentive stock options, awards of limited stock appreciation rights, awards of shares of KCPL stock subject to certain restrictions on transferability that lapse after specified periods, and awards of performance shares to be exchanged for shares of common stock upon the achievement of certain performance measures. A full statement of the current provisions of the Long-Term Incentive Plan is included in the Registration Statement on Form S-8 in File No. 33-45618 (Exhibit H-3 hereto).

               Great Plains Energy will file post-effective amendments to the Registration Statements under the Securities Act of 1933, as amended (the "1933 Act"), with respect to the Stock Plans described above following the Reorganization.

               Shares of Common Stock for use under the Stock Plans described above may either be newly issued shares, treasury shares or shares purchased in the open market. Great Plains Energy will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the plans pursuant to Rule 42. Great Plains Energy also may acquire treasury shares through other open-market purchases. Great Plains Energy also proposes to issue and/or sell shares of Common Stock pursuant to the existing Stock Plans and similar plans or plan funding arrangements hereafter adopted without any additional prior Commission order. Stock transactions of this variety would thus be treated the same as other stock transactions permitted pursuant to this Application/Declaration.

Preferred Stock

               Great Plains Energy also requests authorization to issue its authorized Preferred Stock as necessary to accomplish the one-to-one exchange of shares contemplated by the Reorganization, as described above. The dividend rate on any series of Preferred Stock will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities. Dividends or distributions on such Preferred Stock will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Such Preferred Stock may be convertible or exchangeable into shares of Common Stock.

Long-term Debt and other
Preferred or Equity-Linked Securities

               Great Plains Energy further requests authorization to issue, directly or indirectly through one or more Financing Subsidiaries, long-term debt and, indirectly through one or more Financing Subsidiaries, other types of preferred or equity-linked securities (including, specifically, trust preferred securities). The proceeds of long-term debt or other preferred or equity-linked securities will enable Great Plains Energy to reduce short-term debt with more permanent capital and provide an important source of future financing for the operations of and investments in non-utility businesses that are exempt under the Act.(21)

---------------------
21 Recently, the Commission approved a similar financing application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt directly or indirectly through special-purpose financing entities. See The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs, FUCOs, and Rule 58 Companies). The Commission noted that, without the ability to raise capital in external markets that is appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act. See also American Electric Power Co., Inc., Holding Co. Act Release No. 27382 (Apr. 20, 2001).

               Preferred or equity-linked securities may be issued by one or more Financing Subsidiaries in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Great Plains Energy's board of directors. The dividend rate on any series of preferred or equity-linked securities will not exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities. Dividends or distributions on preferred or equity-linked securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred or equity-linked securities may be convertible or exchangeable into shares of Common Stock.

               Long-term debt of Great Plains Energy may be in the form of unsecured notes ("Debentures") issued in one or more series. The Debentures of any series (i) may be convertible into any other securities of Great Plains Energy, (ii) will have a maturity ranging from one to 50 years,
(iii) will bear interest at a rate not to exceed 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term approximately equal to the term of such series of Debentures, (iv) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above or discounts below the principal amount thereof, (v) may be entitled to mandatory or optional sinking fund provisions, (vi) may provide for reset of the coupon pursuant to a remarketing arrangement, and (vii) may be called from existing investors or put to the company, or both. The Debentures will be issued under an indenture (the "Indenture") to be entered into between Great Plains Energy and a national bank, as trustee. Long-term debt of Great Plains Energy also may be in the form of bank lines of credit. Loans under these bank lines will have maturities of not more than five years from the date of each borrowing and the effective cost of such loans will not exceed at the time of issuance 500 basis points over LIBOR.

                  Great Plains Energy contemplates that the Debentures would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities that would resell the Debentures without registration under the 1933 Act, in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

               The maturity dates, interest rates, call and/or put options, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable supplemental indenture or officer's certificate and purchase agreement or underwriting agreement setting forth such terms.

               Finally, Great Plains Energy undertakes that without further Commission authorization it will not issue any preferred or equity-linked securities or any Debentures that are not at the time of original issuance rated at least investment grade by a nationally recognized statistical rating organization.

Short-Term Debt

               To provide financing for general corporate purposes, other working capital requirements and investments in new enterprises until long-term financing can be obtained, Great Plains Energy may sell, directly or indirectly through one or more Financing Subsidiaries, commercial paper or establish bank lines of credit ("Short-term Debt"). The effective cost of money on Short-term Debt authorized in this proceeding will not exceed at the time of issuance 500 basis points over LIBOR for maturities of one year or less.

               Specifically, Great Plains Energy may sell directly or indirectly commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. Great Plains Energy expects that the dealers acquiring commercial paper from Great Plains Energy will reoffer such paper at a discount to corporate, institutional and sophisticated individual investors. Great Plains Energy anticipates that its commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and non-financial corporations.

               Great Plains Energy also proposes to establish directly or indirectly bank lines in an aggregate principal amount sufficient to support projected levels of short-term borrowings and to provide an alternative source of liquidity. Loans under these lines will have maturities not more than one year from the date of each borrowing. Great Plains Energy also may engage directly or indirectly in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

               b.  KCPL

               KCPL requests authorization to issue and sell from time to time during the Authorization Period notes and other evidence of indebtedness having a maturity of one year or less in an aggregate principal amount outstanding at any one time not to exceed $500 million. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to Great Plains Energy, bank lines of credit, and other debt securities. The effective cost of money on short-term debt of KCPL authorized in this proceeding will not exceed at the time of issuance 500 basis points over LIBOR for maturities of one year or less. The issuance by KCPL of commercial paper and other short-term indebtedness having a maturity of less than 12 months will not be exempt under Rule 52(a) since it is not subject to approval by both the MPSC and KCC.

               c.  Nonutility Subsidiaries

               As described above in Item 1.A.2, the Nonutility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of energy-related or otherwise functionally-related non-utility businesses. In order to finance investments in such competitive businesses, it will be necessary for the Nonutility Subsidiaries to have the ability to engage in financing transactions which are commonly accepted for such types of investments. In almost all cases, such financing transactions will be exempt from prior Commission authorization pursuant to Rule 52(b).

               In order to be exempt under Rule 52(b), any loan by Great Plains Energy to a Nonutility Subsidiary or by one Nonutility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, if a Nonutility Subsidiary making a borrowing is not wholly-owned by Great Plains Energy, directly or indirectly, and does not sell goods or services to KCPL, then the Applicants request authority to make loans to any such associate company at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.(22) Applicants make this request since, if Great Plains Energy or a Nonutility Subsidiary were required to charge only its effective cost of capital on a loan to a less than wholly-owned associate company when market rates were greater, the other owner(s) of such associate company would in effect receive a subsidy from Great Plains Energy or other lending Nonutility Subsidiary equal to the difference between the cost of providing the loan at its effective cost of capital and the other owner(s) proportionate share of the price at which it would have to obtain a similar loan on the open market. Great Plains Energy will include in the next certificate filed pursuant to Rule 24 in this proceeding substantially the same information as that required on Form U-6B-2 with respect to any such intra-system loan transaction.

---------------------
22 The Commission has granted similar authority to another registered holding company. See Entergy Corporation, Holding Co. Act Release No. 27039 (June 22, 1999).

         2.    Guarantees and Other Forms of Credit Support

               Great Plains Energy further proposes to enter into guarantees and other forms of support agreements on behalf or for the benefit of any Subsidiary(23) during the Authorization Period in an aggregate principal amount not to exceed $600 million outstanding at any one time. Applicants also request authorization for Nonutility Subsidiaries to provide credit support on behalf and for the benefit of other Nonutility Subsidiaries in an aggregate principal amount not to exceed $300 million outstanding at any one time, exclusive of any guarantees and other forms of credit support exempt under Rule 45(b)(7) or Rule 52(b).0

---------------------
23 As used in this Application/Declaration, the term "Subsidiary" means KCPL and the Nonutility Subsidiaries.

               a.  Great Plains Energy

               Great Plains Energy requests authorization to enter into guarantees and capital maintenance agreements, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively, "Great Plains Energy Guarantees") on behalf or for the benefit of any Subsidiary as may be appropriate to enable such Subsidiary to carry on in the ordinary course of its business, in an aggregate principal amount not to exceed $600 million outstanding at any one time. Subject to such limitation, Great Plains Energy may guarantee both securities issued by and other contractual or legal obligations of any Subsidiary. Great Plains Energy proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is determined by multiplying the amount of the Great Plains Energy Guarantee provided by the cost of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.(24)

---------------------
24 The Commission previously has authorized registered holding companies to recoup from any subsidiary the actual cost of obtaining the liquidity necessary to perform under a guarantee issued on behalf of such subsidiary. See e.g., Interstate Energy Corporation, Holding Co. Act Release No. 27069 (Aug. 26, 1999).

               b.  Nonutility Subsidiaries

               In addition, Applicants request authorization for Nonutility Subsidiaries to provide guarantees and other forms of credit support ("Nonutility Subsidiary Guarantees") on behalf or for the benefit of other Nonutility Subsidiaries in an aggregate principal amount not to exceed $300 million outstanding at any one time, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b)(7) and Rule 52(b). The Nonutility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above in Item 1.E.1.c above.

         3.    Hedging Transactions

               Great Plains Energy and, to the extent not exempt pursuant to Rule 52, the Subsidiaries request authorization to enter into interest rate hedging transactions with respect to existing indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service, Fitch, or Duff and Phelps.

               Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

               Applicants will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.(25)

---------------------
25 The proposed terms and conditions of the Interest Rate Hedges are substan tially the same as the Commission has approved in other cases. See New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7, 1999); SCANA Corporation, Holding Co. Act Release No. 27137 (February 14, 2000).

F.   Other Financing Transactions

               Applicants also request authorization, to the extent such transactions are not otherwise exempt under the Act, for (i) changes to any wholly-owned Subsidiary's capital stock capitalization; (ii) the acquisition of the securities of certain specified categories of nonutility companies; (iii) the payment of dividends out of capital or unearned surplus by Nonutility Subsidiaries; and, (iv) sales and service agreements between the Subsidiaries, to the extent no otherwise permitted or exempt by rule.

         1.    Changes in Capital Stock of Subsidiaries

               The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Great Plains Energy or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then-authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value or receive a capital contribution without issuing capital stock. Also, a wholly-owned Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any such wholly-owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Great Plains Energy or other intermediate parent company in the instant case. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a utility subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commissions in the state or states in which such utility subsidiary is incorporated and doing business.(26)

---------------------
26 The Commission has granted similar approvals to other registered holding companies. See Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998); New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997).

         2.       Financing Subsidiaries

               Great Plains Energy and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities (hereinafter, "Financing Subsidiaries") created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of Great Plains Energy and the Subsidiaries through the issuance of debt or equity securities, including but not limited to company-obligated mandatorily redeemable trust preferred securities, to third parties. Financing Subsidiaries would loan, dividend or otherwise transfer the proceeds of any such financing to its parent or to other Subsidiaries, provided, however, that a Financing Subsidiary of KCPL will dividend, loan or transfer proceeds of financing only to KCPL. The terms of any loan of the proceeds of any securities issued by a Financing Subsidiary to Great Plains Energy would mirror the terms of those securities.(27) Great Plains Energy may, if required, guarantee or enter into expense agreements in respect of the obligations of any Financing Subsidiary which it organizes. The Subsidiaries also may provide guarantees and enter into expense agreements pursuant to Rules 45(b)(7) and 52, as applicable, if required on behalf of any Financing Subsidiaries which they organize. If the direct parent company of a Financing Subsidiary is authorized in this proceeding or any subsequent proceeding to issue long-term debt or similar types of equity securities, then the amount of such securities issued by that Financing Subsidiary would count against the limitation applicable to its parent for those securities. In such cases, however, the guaranty by the parent of that security issued by its Financing Subsidiary would not be counted against the limitations on Great Plains Energy Guarantees or Subsidiary Guarantees, as the case may be, set forth in Item 1.E.2 above. In other cases, in which the parent company is not authorized herein or in a subsequent proceeding to issue similar types of securities, the amount of any guarantee not exempt pursuant to Rules 45(b)(7) and 52 that is entered into by the parent company with respect to securities issued by its Financing Subsidiary would be counted against the limitation on Great Plains Energy Guarantees or Subsidiary Guarantees, as the case may be.

---------------------
27 The Commission has previously authorized registered holding companies and their subsidiaries to create financing subsidiaries, subject to substantially the same terms and conditions. See New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7, 1999); Ameren Corp., Holding Co. Act Release No. 27053 (July 23, 1999); The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000); American Electric Power Co., Inc., Holding Co. Act Release No. 27382 (Apr. 20,
     2001)..

         3.    Intermediate Subsidiaries

               Great Plains Energy proposes to acquire, directly or indirectly through a Nonutility Subsidiary, the securities of one or more new subsidiary companies ("Intermediate Subsidiaries") which may be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, or ETCs ("Exempt Companies"), Rule 58 Companies or other non-exempt Nonutility Subsidiaries (as authorized in this proceeding or in a separate proceeding).(28) Great Plains Energy also requests authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities at fair market prices determined without regard to cost, and therefore requests an exemption (to the extent that Rule 90(d) does not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Non-Utility Subsidiary purchasing such goods or services is:

---------------------
28   KCPL does not hold an interest in any EWG or FUCO at this time.

         (i) A FUCO or foreign EWG that derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

         (ii) An EWG that sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not KCPL;

         (iii) A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (b) to an electric utility company at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

         (iv) A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not KCPL; or

         (v)   A Rule 58 Subsidiary or any other Nonutility Subsidiary that
               (a) is partially-owned by Great Plains Energy, provided that the ultimate purchaser of such goods or services is not KCPL (or any other entity that Great Plains Energy may form whose activities and operations are primarily related to the provision of goods and services to KCPL), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Nonutility Subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.

               An Intermediate Subsidiary may be organized, among other things, (i) in order to facilitate the making of bids or proposals to develop or acquire an interest in any Exempt Company, Rule 58 Company, or other non-exempt Nonutility Subsidiary; (ii) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (iii) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Great Plains Energy and unaffiliated investors; (iv) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (v) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (vi) as a part of tax planning in order to limit Great Plains Energy's exposure to U.S. and foreign taxes; (vii) to further insulate Great Plains Energy and KCPL from operational or other business risks that may be associated with investments in non-utility companies; or (vii) for other lawful business purposes.

               Investments in Intermediate Subsidiaries may take the form of any combination of the following: (i) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (ii) capital contributions; (iii) open account advances with or without interest; (iv) loans; and (v) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from (i) financings authorized in this proceeding; (ii) any appropriate future debt or equity securities issuance authorization obtained by Great Plains Energy from the Commission; and (iii) other available cash resources, including proceeds of securities sales by a Nonutility Subsidiary pursuant to Rule 52. To the extent that Great Plains Energy provides funds or guarantees directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Company, the amount of such funds or guarantees will be included in Great Plains Energy's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.(29)

---------------------
29 The Commission has previously authorized registered holding companies to organize intermediate subsidiary companies to acquire and hold various non-utility subsidiaries, and for such intermediate companies to provide adminis trative and development services to such subsidiaries at market prices. See Entergy Corporation, Holding Co. Act Release No. 27039 (June 22, 1999); Energy East Corp., Holding Co. Act Release No. 27228 (Sept. 12, 2000).

               Great Plains Energy may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries, and the activities and functions related to such investments, under one or more Intermediate Subsidiaries. To effect any such consolidation or other reorganization, Great Plains Energy may wish to either contribute the equity securities of one Nonutility Subsidiary to another Nonutility Subsidiary or sell (or cause a Nonutility Subsidiary to sell) the equity securities of one Nonutility Subsidiary to another one. To the extent that these transactions are not otherwise exempt under the Act or rules thereunder,(30) Great Plains Energy hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries Great Plains Energy's ownership interests in existing and future Nonutility Subsidiaries.(31) Such transactions may take the form of a Nonutility Subsidiary selling, contributing or transferring the equity securities of a subsidiary as a dividend to an Intermediate Subsidiary or the acquisition by Intermediate Subsidiaries, directly or indirectly, of the equity securities of such companies, either by purchase or by receipt of a dividend. The purchasing Nonutility Subsidiary in any transaction structured as an intrasystem sale of equity securities may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold. Great Plains Energy will report each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this proceeding, as described below.

---------------------
30   Sections 12(c), 32(g), 33(c)(1) and 34(d), and Rules 43(b), 45(b),
     46(a) and 58, as applicable, may exempt many of the transactions described in this paragraph.

31 The Commission has granted similar authority to another holding company. See Entergy Corporation, Holding Co. Act Release No. 27039 (June 22, 1999).

         4.    Payment of Dividends out of Capital and Unearned Surplus

               Great Plains Energy also proposes, on behalf of each of its current and future non-exempt Nonutility Subsidiaries, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus (including revaluation reserve), to the extent permitted under applicable corporate law; provided, however, that, without further approval of the Commission, no non-exempt Nonutility Subsidiary will declare or pay any dividend out of capital or unearned surplus if such Nonutility Subsidiary derives any material part of its revenues from the sale of goods, services, electricity or natural gas to KCPL. Great Plains Energy requests that the Commission reserve jurisdiction over dividends paid by any such non-exempt Nonutility Subsidiary.(32)

---------------------
32 The Commission has granted similar approvals, subject to such reservation of jurisdiction, to other registered holding companies. See The Southern Com pany, Holding Co. Act Release No. 26738 (July 2,
     1997).

               Great Plains Energy anticipates that there will be situations in which one or more Nonutility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if an Intermediate Subsidiary of Great Plains Energy were to purchase all of the stock of a Rule 58 Company, and following such acquisition the Rule 58 Company incurs non-recourse borrowings some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the Rule 58 Company (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to Great Plains Energy or its other parent.

               Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of a Rule 58 Company, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds. Further, there may be periods during which unrestricted cash available for distribution by a Nonutility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income. Finally, even under circumstances in which a Nonutility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

               Great Plains Energy, on behalf of each current and future non-exempt Nonutility Subsidiary, represents that it will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In this regard, it should be noted that all U.S. jurisdictions limit to one extent or another the authority of corporations to make dividend distributions to shareholders. Most State corporation statutes contain either or both an equity insolvency test or some type of balance sheet test. Great Plains Energy also states that its subsidiaries will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.

G.   Intrasystem Service Arrangements

               KCPL has been providing administrative, management, technical, legal and other support services to its subsidiaries for some years, subject to regulation by the MPSC and KCC. KCPL has billed its subsidiaries directly for all identifiable costs related to the particular transactions involved. Other elements of costs, such as taxes, interest, other overhead and compensation for the use of capital procured by the issuance of capital stock, is allocated according to ratios designed to recover an equitable share of these costs.

               KCPL is in the process of evaluating the most economical and effective manner of providing support services to affiliate companies following the Reorganization. Currently, KCPL intends to file with the Commission not later than October 1, 2001, an application/declaration seeking authority to create a service company and to implement the final support service structure for the Great Plains Energy system. Until such time as that application/declaration is made effective, Applicants request authorization pursuant to Section 13(b) of the Act and rules thereunder for KCPL and the Nonutility Subsidiaries, after consummation of the Reorganization, to provide on an interim basis services, as well as sell goods, to each other and to Great Plains Energy (as well as services and goods of a substantially similar nature). The provision of such services or sale of goods may be on a basis other than "cost," provided such pricing arrangements are consistent with applicable Missouri and Kansas statutes and regulations. Reference is made to the form of service agreement between KCPL and the Nonutility Subsidiaries attached at Exhibit B-2. KCPL requests that this interim authority extend until December 31, 2001, by which time KCPL intends to implement the final service company structure for the Great Plains Energy system.

H.   Certificates of Notification

               Great Plains Energy proposes to file certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three fiscal quarters, and 90 days after the end of the last fiscal quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

         (i) The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale;

         (ii) The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise;

         (iii) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

         (iv) The amount and terms of any long-term debt, Preferred Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy;

         (v) The amount and terms of any Short-term Debt issued by Great Plains Energy or KCPL during the quarter;

         (vi) The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee;

         (vii) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under Rule 52;

         (viii) The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to such instruments;

         (ix) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter;

         (x) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing; and

         (xi) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Great Plains Energy, that has engaged in any jurisdictional financing transactions during the quarter.


Item 2.  Fees, Commission and Expenses

               The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are in the process of being estimated. The above fees do not include underwriting fees and other expenses incurred in consummating financings covered hereby. The Applicants estimate that such fees and expenses will not exceed 5% of the proceeds of any such financings.

Item 3.  Applicable Statutory Provisions

A.   General

               Sections 6(a) and 7 of the Act are applicable to the issuance of Common Stock and Preferred Stock and to the direct or indirect issuance of Debentures or other forms of preferred or equity-linked securities by Great Plains Energy, and to the issuance of Short-term Debt by Great Plains Energy and KCPL. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52. Section 12(b) of the Act and Rule 45(a) are applicable to the issuance of Great Plains Energy Guarantees and to Nonutility Subsidiary Guarantees, to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are applicable to the acquisition by Great Plains Energy's or any Nonutility Subsidiary's of the equity securities of any Financing Subsidiary or Intermediate Subsidiary and to Great Plains Energy's investment in existing or new subsidiaries to engage in financing of energy-related equipment, products or services.
Section 9(a)(1) and 10 of the Act also are applicable to the KCPL's acquisition by lease of transmission lines and to KCPL's participation in the railcar leasing activities described in Item 1.A.1. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by any Nonutility Subsidiary. Section 13(b) of the Act and Rules 80 through 92 are applicable to the performance of services and sale of goods among KCPL and Nonutility Subsidiaries, but may be exempt from the requirements thereof in some cases pursuant to Rules 87(b)(1), 90(d) and 92, as applicable.

B.   Compliance with Rules 53 and 54

               The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a),
(b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Following the Reorganization, Great Plains Energy will not hold any interest in any EWG or FUCO.

     Rule 53(a)(2): Great Plains Energy will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Great Plains Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of KCPL employees will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Great Plains Energy will submit a copy of the Application/Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Great Plains Energy's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of KCPL.

     In addition, Great Plains Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.


Item 4.  Regulatory Approvals

               Approval of the MPSC is required prior to the encumbrance of KCPL's assets or the issuance by KCPL of long-term (one year or longer) evidences of indebtedness. Approval of the KCC is required before KCPL may enter into management, construction, engineering, or similar contracts with its affiliates. To the extent transactions between Great Plains Energy and KCPL affect utility charges, approval of the KCC also may be required for such transactions. Except as stated above, no state commission, and no federal commission other than this Commission, has jurisdiction over any of the transactions proposed herein.

Item 5.  Procedure

               Applicants respectfully request the Commission issue and publish not later than May 11, 2001, the requisite notice under Rule 23 with respect to the filing of this Application/Declaration, such notice to specify a date not later than June 6, 2001, by which comments may be entered and a date not later than June 15, 2001, as a date after which an order of the Commission granting and permitting this Application/Declaration to become effective may be entered by the Commission.

               Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the financing requests made herein. The Division of Investment Management may assist in the preparation of the Commission's decision. The Applicants further request that there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements

A.   Exhibits

A-1 Restated Articles of Consolidation of KCPL dated as of May 5, 1992 (previously filed as Exhibit 4 to Registration Statement in File No. 33-54196 and incorporated herein by reference)

A-2 By-laws of KCPL, as amended and in effect on November 7, 2000 (previously filed as Exhibit 3-b to Exhibit G-1 hereto and incorporated herein by reference)

A-3  Articles of Incorporation of Great Plains Energy*

A-4  By-laws of Great Plains Energy

B-1  Agreement and Plan of Merger**

B-2  Form of Service Agreement between KCPL and Nonutility Subsidiaries

C-1 Registration Statement on Form S-3 (previously filed on December 18, 1996 in File No. 333-18139 and incorporated herein by reference)

C-2 Registration Statement on Form S-3 (previously filed on November 21, 2000 in File No. 333-50396 and incorporated herein by reference)

E-1  Map of KCPL service area*

E-2  Post-Reorganization Organizational Chart*

F-1  Preliminary Opinion of Counsel**

F-2  Past-Tense Opinion of Counsel**

G-1 KCPL's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (previously filed on February 28, 2001 in File No. 001-00707 and incorporated by reference)

H-1 Dividend Reinvestment and Direct Stock Purchase Plan (previously filed in Registration Statement on Form S-3 in File No. 33-51799 and incorporated herein by reference)

H-2 Employee Savings Plus Plan (previously filed in Registration Statement on Form S-8 in File No. 33-17403 and incorporated herein by reference)

H-3 Long-Term Incentive Plan (previously filed in Registration Statement on Form S-8 in File No. 33-45618 and incorporated herein by reference)

I-1  Form of Notice

*   Previously filed
**  To be filed by amendment


B.   Financial Statements

FS-1 KCPL Consolidated Balance Sheet as of December 31, 2000 (previously filed in KCPL's Annual Report on Form 10-K for the year ended December 31, 2000 (Exhibit G-1 hereto) and incorporated by reference)

FS-2 KCPL Consolidated Statement of Income for the 12 months ended December
     31, 2000 (previously filed with the Commission in KCPL's Annual Report on Form 10-K for the year ended December 31, 2000 (Exhibit G-1 hereto) and incorporated by reference)


Item 7.  Information as to Environmental Effects

               The transactions proposed herein will not involve major federal action significantly affecting the quality of human environment as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. ss. 4321 et seq. Second, consummation of these transactions will not result in changes in the operations of Great Plains Energy or its subsidiaries that would have any significant impact on the environment. To the Applicants' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.

                                 SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this Amendment No. 1 to their Application/Declaration on Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED
1201 Walnut Street
Kansas City, Missouri 64106

    /s/ Bernard J. Beaudoin
--------------------------------                     Date:    May 8, 2001
Name:   Bernard J. Beaudoin
Title:  Chief Executive Officer


KANSAS CITY POWER AND LIGHT COMPANY
1201 Walnut Street
Kansas City, Missouri 64106

    /s/ Bernard J. Beaudoin
--------------------------------                     Date:    May 8, 2001
Name:   Bernard J. Beaudoin
Title:  President and
        Chief Executive Officer


KLT INC.
10740 Nall Street, Suite 230
Overland Park, Kansas 66211

    /s/ Gregory J. Orman
--------------------------------                     Date:    May 8, 2001
Name:   Gregory J. Orman
Title:  President and CEO


GREAT PLAINS POWER, INCORPORATED
1201 Walnut Street
Kansas City, Missouri 64106

    /s/ Stephen T. Easley
--------------------------------                     Date:    May 8, 2001
Name:   Stephen T. Easley
Title:  President and CEO


KCPL RECEIVABLE CORPORATION
1201 Walnut Street
Kansas City, Missouri 64106

    /s/ Andrea F. Bielsker
--------------------------------                     Date:    May 8, 2001
Name:   Andrea F. Bielsker
Title:  President